FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated December 23, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of other relevant information registered with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores) on 4 December 2024 (registry number 31651), it is communicated that on 20 December 2024 the public deed of capital reduction (and consequent Bylaw amendment) for the amount of EUR 170,890,625, through the cancellation of 341,781,250 own shares, representing approximately 2.21 % of the Bank’s share capital, was registered with the Commercial Registry of Santander.

Consequently, the Bank’s share capital has been set at EUR 7,576,246,161, represented by 15,152,492,322 shares with a nominal value of EUR 0.50 each. All of the shares belong to the same class and have the same rights.

It is stated for the record that, once the seven buyback programmes carried out against the 2021, 2022, 2023 and the first semester of 2024 results have been completed, the accumulated share capital reduction amounts to EUR 1,094,074,490, with the Bank having repurchased 2,188,148,980 shares since November 2021, approximately 12.62 % of its outstanding shares as of that date.

Boadilla del Monte (Madrid), 23 December 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 23, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance